May 15, 1996

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

LEADVILLE CORPORATION

FORM 12b-25
NOTIFICATION OF LATE FILING

FORM 10-QSB, QUARTER ENDED MARCH 31, 1996
SEC FILE NO.  0-1519

PART III - NARRATIVE

FORM 10-QSB FOR THE QUARTER MARCH 31, 1996 COULD NOT BE FILED WITHIN THE PRESCRIBED TIME DUE TO LIMITED PERSONNEL AVAILABLE TO THE REGISTRANT TO COMPLETE THE REPORT.

REGISTRANT ANTICIPATES THAT THE FINANCIAL STATEMENTS WILL REPORT A NET LOSS OF APPROXIMATELY $155,000 FOR THE QUARTER ENDED MARCH 31, 1996 FOR THE QUARTER ENDED MARCH 31, 1995, THE REGISTRANT REPORTED A NET LOSS OF $155,874.